EXHIBIT 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-257344 on Form F-10 and to the use of our report dated September 16, 2021 relating to the financial statements of New Pacific Metals Corp. ("New Pacific") appearing in this Annual Report on Form 40-F of New Pacific for the year ended June 30, 2021.

/s/ Deloitte LLP
Chartered Professional Accountants
Vancouver, Canada
September 28, 2021